UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Registered Direct Offering

On March 27, 2026, VisionSys AI Inc (the “Company”) entered into that certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 250,000 American Depositary Shares (“ADSs”) and 2,750,000 ADSs underlying Pre-Funded Warrants (the “Pre-Funded Warrants”) in a registered direct offering (the “Offering”). The combined effective offering price for each ADS and the accompanying Pre-Funded Warrant is $1.00 (the “Offering Price”). The gross proceeds to the Company from the Offering are approximately $3.0 million before deducting placement agent’s fees and other estimated Offering expenses. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until exercised in full, subject to customary beneficial ownership limitations.

The Company agreed in the Purchase Agreement that it and its subsidiaries would not issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any ADSs, Class A ordinary shares, or Ordinary Share Equivalents (as defined in the Purchase Agreement) for thirty (30) days following the closing of the Offering subject to certain exceptions.

Concurrently with the execution of the Purchase Agreement, the officers, directors, and affiliates of the Company entered into lock-up agreements pursuant to which they have agreed, among other things, not to sell or dispose of any ADSs which are or will be beneficially owned by them for one hundred and twenty (120) days following the closing of the Offering.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on partially on March 31, 2026 and the remaining on April 1, 2026 (the “Closing Date”).

The Company entered into that certain placement agency agreement dated March 27, 2026 (the “Letter Agreement”), with Univest Securities, LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the gross proceeds raised in the Offering, a non-accountable expense reimbursement equal to 1.0% of the aggregate gross proceeds raised in the Offering, and will reimburse the Placement Agent for reasonable out-of-pocket expenses, including legal fees, up to $150,000.

Copies of the form of the Purchase Agreement, form of Lock-Up Agreement, form of the Pre-Funded Warrant and the Letter Agreement are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Pre-Funded Warrants, Lock-Up Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

On March 27, 2026, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion delivered by the Company’s Cayman Islands counsel Conyers Dill & Pearman is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Conyers Dill & Pearman
5.2	Legal Opinion of Sichenzia Ross Ference Carmel LLP
99.1	Form of the Purchase Agreement
99.2	Form of Lock-Up Agreement
99.3	Form of Pre-Funded Warrant
99.4	Letter Agreement
99.5	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Tianlong Wang
Name:	Tianlong Wang
Title:	Chief Executive Officer

Date: April 2, 2026

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